For immediate release	Exhibit No. 99.1

FAIRMONT BOARD FORMS SPECIAL COMMITTEE

TORONTO, December 14, 2005 -Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) today announced that its Board of Directors has formed a Special Committee of four independent Directors to advise the Board with respect to the partial take-over bid by affiliates of Carl Icahn. The Special Committee, comprised of Peter Godsoe, Chairman of Fairmont’s Board and former CEO of Scotiabank, David O’Brien, Chairman and former CEO of EnCana Corporation, Stephen Bachand, former CEO of Canadian Tire Corporation, and Robert Singer, former President and COO of Abercrombie & Fitch Co., will also evaluate strategic options for maximizing value for shareholders.

Fairmont has retained UBS Investment Bank, Avington International and Scotia Capital as financial advisors to assist with this process. As well, McCarthy Tétrault LLP and Skadden, Arps, Slate, Meagher & Flom LLP have been engaged as the Company’s legal advisors. Fasken Martineau DuMoulin LLP has been retained to provide legal advice to the Special Committee.

The Board has not set any deadline for completing the review of its strategic options, and may ultimately determine that its current business plan is the best means to build and deliver shareholder value.

Fairmont also announced that the Board of Directors has elected, in accordance with the terms of the Company’s shareholder rights plan (the “Plan”), to defer the “separation time” of the rights under the Plan. In accordance with the terms of the Plan, the rights were scheduled to separate and trade separately on the tenth trading day following the first public announcement of the intent of any person to commence a take-over bid, or such later time as may be determined by the Board of Directors. The Board has therefore elected, in accordance with the Plan, to defer the separation time until the earlier of (i) such date as may be determined by the Board or the Special Committee prior to the time any person becomes an “acquiring person” under the Plan or (ii) unless otherwise determined by the Special Committee, the day immediately prior to the date on which an “acquiring person” becomes such.

This news release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “guidance”, “aim” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. These risks are further described in FHR’s filings with Canadian securities regulatory authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission website (www.sec.gov). All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and except as required by applicable law, FHR disclaims any responsibility to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 34,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Investors
Emma Thompson
Investor Relations
Fairmont Hotels & Resorts
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmontinvestor.com

U.S. Media
Daniel Gagnier
Citigate Sard Verbinnen
Tel: 212.687.8080
Email: dgagnier@sardverb.com
Website: www.sardverb.com

Canadian Media
Bruce MacLellan
Environics Communications Inc.
Tel: 416.969.2727
Email: bmaclellan@environicspr.com
Website: www.environicspr.com